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SEC 05037399 MISSION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

617 NORTH SEGOE ROAD, SUITE 202
(No. and Street)

MADISON	WISCONSIN	53705
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUG LARSON (608) 233-3119
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH & GESTELAND, LLP
(Name – *if individual, state last, first, middle name*)

8383 GREENWAY BLVD.	MIDDLETON	WISCONSIN	53562
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/10/05

OATH OR AFFIRMATION

I, Doug Larson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of ACS Securities Corp. as of December 31, 2004, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

VP

Title

Lou Anne Schweppe

Notary Public

This report ** contains (check all that are applicable)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3
	(i)	Information relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing and material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

ACS SECURITIES CORP.

(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

FINANCIAL STATEMENTS
and
INDEPENDENT AUDITORS' REPORT

For the Year Ended December 31, 2004

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

TABLE OF CONTENTS

Smith & Gesteland LLP
Certified Public Accountants & Business Consultants
Not The Same Old Bottom Line

INDEPENDENT AUDITORS' REPORT

Board of Directors
ACS Securities Corp.
Madison, Wisconsin

We have audited the accompanying balance sheet of ACS Securities Corp. as of December 31, 2004, and the related statements of income, stockholder equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACS Securities Corp. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information provided, as identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & Gesteland, LLP

Madison, Wisconsin
February 16, 2005

SMITH & GESTELAND, LLP

AFFILIATE INPACT INTERNATIONAL NETWORK OF PROFESSIONAL ACCOUNTANTS

Certified Public Accountants and Business Consultants
8383 Greenway Blvd., Suite 400 • PO Box 1764 • Madison, WI 53701-1764
mail@sgcpa.com • www.sgcpa.com • Phone 608.836.7500 • Fax 608.836.7505

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

BALANCE SHEET
December 31, 2004

ASSETS		
Cash	$	39,784
Receivables		
Other		7,889
Total assets	$	47,673
LIABILITIES		
Payables, employee compensation	$	2,336
Accrued expenses		14,362
Total liabilities		16,698
STOCKHOLDER EQUITY		
Common stock, $1.00 par value per share, 56,000 shares authorized, 5,502 issued, 1,234 shares outstanding		5,502
Additional paid-in capital		100,500
Treasury stock, 4,268 shares at cost		(42,070)
Retained earnings (deficit)		(32,957)
Total stockholder equity		30,975
Total liabilities and stockholder deficit	$	47,673

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

STATEMENT OF INCOME
For the Year Ended December 31, 2004

Revenue, commissions	$ 101,842
Operating expenses	
Administration fees	3,310
Employee compensation	47,014
Management fees	24,000
License, registration, and insurance	3,456
Other expenses	5,243
Total operating expenses	83,023
Operating income	18,819
Other income (expense)	
Bank charges	(52)
Financial income, interest	262
Total other income (expense)	210
Income before income taxes	19,029
Income taxes expense	4,082
NET INCOME	$ 14,947

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

STATEMENT OF STOCKHOLDER EQUITY
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance (deficit), beginning	$ 5,502	$ 100,500	$ (47,904)	$ (42,070)	$ 16,028
Net income			14,947		14,947
Balance (deficit), ending	$ 5,502	$ 100,500	$ (32,957)	$ (42,070)	$ 30,975

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 14,947
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Receivables	(6,674)
Payables	760
Accrued expenses	8,195
Net cash provided by operating activities	17,228
Net increase in cash	17,228
Cash - beginning	22,556
Cash - ending	$ 39,784

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.

(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACS Securities Corp. is a member of the National Association of Securities Dealers, Inc. (NASD). The company offers and sells mutual funds and variable annuities primarily to individuals in the Midwest region of the United States of America.

The company currently operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the company limit transactions to the sale of mutual funds and variable annuities.

A. RECEIVABLES

Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

B. ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. COMMISSION INCOME AND EXPENSES

Customers' securities transactions are recorded on a settlement date basis. Accordingly, related commission income and expenses are reported on the same basis.

NOTE 2 - NET CAPITAL REQUIREMENT

The company is subject to the Net Capital Rule of the Securities and Exchange Commission. At December 31, 2004, the company's net capital, required net capital, and aggregate indebtedness were $27,884, $5,000, and $16,698, respectively.

The company is also a licensed broker/dealer in several states with varying minimum net capital requirements, none of which exceed the minimum net capital requirement of the Securities and Exchange Commission.

NOTE 3 - RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the company and the stockholder, the company incurs compensation expense payable to the stockholder for brokerage commissions earned by its employees. Employee compensation expenses totaling $47,014 were incurred by the company during the year ended December 31, 2004. As of December 31, 2004, compensation totaling $2,336 remained payable.

The company has entered into an agreement with an affiliate to pay administrative and management fees for office space, telephones, office equipment, support personnel, and other business expenses provided by the affiliate. During the year ended December 31, 2004, the company incurred administrative fees totaling $24,000. At December 31, 2004, $2,220 of these fees remained payable.

NOTE 4 - INCOME TAXES

Composition of income tax expense for the year ended December 31, 2004, is as follows:

Income taxes currently payable		
Federal	$	2,653
State		1,429
Total	$	4,082

At December 31, 2004, the company has approximately $34,200 and $37,500 in federal and state net operating loss carryforwards, respectively, which expire in varying amounts between the years 2013 and 2022. Management has not recognized these amounts as it considers it more likely than not that they will not be realized.

SUPPLEMENTAL INFORMATION

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

COMPUTATION OF NET CAPITAL
As of December 31, 2004

Net capital		
Stockholder equity		$ 30,975
Total stockholder equity qualified for net capital		30,975
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	$ 3,091	
Total deductions and/or charges		3,091
Net capital		$ 27,884
Aggregated indebtedness		
Payables, employee compensation		$ 2,336
Expenses		14,362
Total aggregated indebtedness		$ 16,698
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 22,884
Excess net capital at 1,000 percent		$ 26,214
Percentage: aggregated indebtedness to net capital		59.88%
Reconcilation with company's computation of net capital reported in Part II of Form X-7a-5 as of December 31, 2004		
Net capital reported in unaudited focus report		$ 27,884

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ACS SECURITIES CORP. as of DEC. 31, 2004

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — ~~$2,500 capital category as per Rule 15c3-1~~ Limited business (mutual funds and/or variable annuities)		X	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm[30]	4335		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)			4580

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
ACS Securities Corp.
Madison, Wisconsin

In planning and performing our audit of the financial statements of ACS Securities Corp. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by ACS Securities Corp. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications, and comparisons; (2) in the recording of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants and Business Consultants
8383 Greenway Blvd., Suite 400 • PO Box 1764 • Madison, WI 53701-1764
mail@sgcpa.com • www.sgcpa.com • Phone 608.836.7500 • Fax 608.836.7505

Our consideration of the internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith & Gesteland, LLP

Madison, Wisconsin
February 16, 2005

SMITH & GESTELAND, LLP